                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of october 2008
                          -----------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                          -----------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]    FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]    NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on October 16, 2008.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated: October 16, 2008
                                                By: /s/ Ety Sabach
                                                ------------------
                                                Ety Sabach
                                                Chief Financial Officer
News

        G. WILLI-FOOD INTERNATIONAL ANTICIPATES 36% REVENUE INCREASE FOR
    THIRD QUARTER 2008 AND 43% REVENUE INCREASE FOR FIRST NINE MONTHS OF 2008
                       OVER THE COMPARABLE PERIODS IN 2007

YAVNE, ISRAEL - OCTOBER 16, 2008 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (THE "COMPANY" OR "WILLI-FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that it anticipates third quarter fiscal 2008 revenues to increase approximately 36% as compared to the same period a year ago. Furthermore the Company anticipates fiscal revenues for the first nine months of 2008 to increase approximately 43% as compared to the same period a year ago. The increase in revenues was primarily due to the consolidation of the financial results of Shamir Salads and the Danish dairy distributor division into Willi-Food's balance sheet. Contributions from
Willi-Food's joint venture with the Baron Family as well as organic growth from its Gold Frost and Willi-Food division in Israel also contributed to the results.

Zwi Williger, President and COO of Willi-Food commented, "We continue to deliver revenue growth in a challenging environment. By and large, our organic growth has been strong and our acquisition strategy effective, and we have achieved significant double digit revenue growth. The Company is currently on track with our projection to grow full year 2008 sales to be in excess of NIS 330 million
(US $100 million - adjusted for currency fluctuation)."

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
2,500 food products manufactured by some 120 top-tier suppliers throughout the world to more than 2,000 customers. Willi-Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company also operated several subsidiaries: Gold Frost Ltd. subsidiary develops and distributes kosher chilled and frozen dairy food products internationally together with its Danish dairy distributor subsidiary; joint venture with the Baron Family engage in the global import, export and distribution of kosher products worldwide; and Shamir Salads is a leading international distributor of pre-packaged Mediterranean foods. For more information, please visit the Company's website at http://www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS OF
COMPETITION IN ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN
ECONOMIC CONDITIONS IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN
THE COMPANY'S CORE MARKETS, INCREASES IN MILK, WHEAT, CORN, RICE AND OTHER
PRODUCT PRICES, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF OUR PRODUCTS
AND RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT GUARANTEE FUTURE
RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE MATTERS DISCUSSED
IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES SUMMARIZED UNDER THE
HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR
ENDED DECEMBER 31, 2007, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.
THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE FILING OF REPORTS AND
REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. WE DO NOT
ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING INFORMATION CONTAINED IN
THIS PRESS RELEASE.

COMPANY CONTACT:
G. Willi Food International Ltd.
Ety Sabach, CFO
+972-8-932-1000
ety@willi-food.co.il

IR CONTACT:
Grayling Global
Christopher Chu
(646) 284-9426
cchu@hfgcg.com